Exhibit 1

February 3, 2009

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Atty. Pete M. Malabanan Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT tops Asiamoney poll for 5th time; Wins 8 awards”.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

MLCRC:amq
Encs.

Exhibit 1

February 3, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “PLDT tops Asiamoney poll for 5th time; Wins 8 awards”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

MLCRC:amq
Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	February 3, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “PLDT tops Asiamoney poll for 5th time; Wins 8 awards”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: February 3, 2009

Exhibit 1

PRESS RELEASE

Wins 8 awards

PLDT tops Asiamoney poll for 5th time

MANILA, Philippines, February 3, 2009 –The Philippine Long Distance Telephone Co. was recently chosen as the best-managed large-cap corporate of the year in the Philippines for the 5th time and its Chairman, Manuel V. Pangilinan, as the Best Executive in the Philippines in 2008 by Asiamoney.

In addition, PLDT also won six other awards from Asiamoney: Best Overall for Corporate Governance (Philippines), Best for Disclosure and Transparency (Philippines), Best for Shareholders’ Rights and Equitable Treatment (Philippines), Best for Investor Relations (Philippines), and Best Investor Relations Officer (Philippines), Melissa Vergel de Dios. PLDT also placed 3rd out of 395 covered in the Best Companies in Asia for Corporate Governance.

“The nation’s largest telecom company is thriving despite the maturing nature of the domestic mobile phone market. PLDT maintains its momentum by planning well ahead,” said Asiamoney, one of Asia’s leading financial magazines, in its December 2008/January 2009 issue.

“Just as PLDT continues to wow analysts for its continued strength, so Manuel Pangilinan is viewed as the architect of this success,” the magazine said.

“In a business with finite growth, Pangilinan continues to impress because of his ability for finding new areas to expand in. Analysts praise his foresight for investing in broadband technology well ahead of his rivals,” it added.

“As PLDT celebrates its 80th year, these awards couldn’t have come at a more propitious time,” said PLDT Chairman Manuel V. Pangilinan. “They are the results of hard work and passion, and we plan to continue changing Filipinos’ lives as we have done for the past 80 years.”

The Asiamoney survey includes all the key analysts and fund managers for each country. These people are usually the heads of research in each country or senior fund managers or chief information officers of the leading international and domestic players. They were asked which companies stood out or impressed them in 2008.

Exhibit 1

The survey collected qualitative and quantitative data of the companies involved in the individual markets to come up with the rankings.

Some of the criteria include overall financial and business performance, management strategy and vision, investor relations or access to management and transparency, corporate governance, focus on shareholder value and operational efficiency.

PLDT topped the Asiamoney survey for the Philippines in 2003, 2004, 2005, 2006 and 2008.

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About PLDT
PLDT is the leading telecommunications service provider in the Philippines. Through its three principal business groups – wireless, fixed line, and information and communications technology – PLDT offers the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks.
PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.
Further information can be obtained by visiting the web at www.pldt.com.ph.

Contact persons:
Ramon R. Isberto	Horace A. Lavides
PLDT Spokesperson	PLDT Senior Manager
Tel. No.: +63 2 5113101	Tel. No.: +63 2 8168684
Fax No.: +63 2 5113100	Email: halavides@pldt.com.ph